U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                           REGISTRATION STATEMENT
                                    ON
                              FORM 10-SB-A4


            GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                               ZALDIVA, INC.
                               -------------
       (Name of Small Business Issuer as specified in its charter)


           FLORIDA                                 65-0773383
           -------                                 ----------
(State or other jurisdiction of                (I.R.S. incorporation or
        organization)                             Employer I.D. No.)

                      2805 East Oakland Park Blvd. #376
                          Fort Lauderdale, FL 33306
                          -------------------------
                   (Address of Principal Executive Office)

Issuer's Telephone Number, including Area Code:  (877) 925-3482

Securities registered pursuant to Section 12(b) of the Exchange  Act: None

Securities registered pursuant to Section 12(g) of the Exchange  Act:

                       $0.001 par value common stock
                       -----------------------------
                              Title of Class

DOCUMENTS INCORPORATED BY REFERENCE: None.

                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization and Charter Amendments
     -----------------------------------

     Zaldiva, Inc. (the "Company" or "Zaldiva") was organized under the laws of the State of Florida on August 11, 1997, under the name "Zaldiva Cigarz & Newz Corporation."


     On November 12, 2001, the Company amended its Articles of Incorporation to (i) change its name to "Zaldiva, Inc."; (ii) add a class of preferred stock as discussed below; and (iii) exempt itself from the application of the provisions of the Florida Control Share Acquisitions Act. Copies of the Company's Articles of Incorporation, as amended, are attached hereto and incorporated herein by reference. See Part III, Item 1.

      The Company's present authorized capital consists of (i) 50,000,000 shares of common voting stock having a par value of one mill ($0.001) per share; and (ii) 20,000,000 shares of one mill ($0.001) par value preferred stock, with such limitations, rights and preferences as the Board of Directors shall determine. As of the date of this Registration Statement, no shares of preferred stock had been issued or assigned any of such limitations, rights or preferences.

     The Company was formed as a successor to ZaldivaCigarz, Inc., a Florida corporation that was formed in February, 1997. ZaldivaCigarz was formed to market Zaldiva cigars. ZaldivaCigarz' operations were unsuccessful and it ceased its business operations and was administratively dissolved by the Florida Department of Commerce in 1999. However, it had had some success in retailing cigars and we wanted to capitalize on the "Zaldiva" name as much as possible. The Company then undertook to market and sell Zaldiva cigars through its own efforts. The Company did not acquire its name or any other asset from ZaldivaCigarz, Inc.

     In order to maintain the best possible relationship with certain stockholders of ZaldivaCigarz, and to give them the chance to recover their losses from the investment in ZaldivaCigarz, the Company's management decided to give them the opportunity to invest in the Company. Many of these stockholders were friends and former associates of management. The Company offered to these stockholders the number of shares that each had held in ZaldivaCigarz, at a price of one cent ($0.01) per share. Only about half of the ZaldivaCigarz stockholders decided to invest in the Company. The offering closed in April, 1999, with the Company issuing a total of 1,722,370 shares of its common stock to the ZaldivaCigarz stockholders.

     The offering to the ZaldivaCigarz stockholders was not conducted in compliance with applicable federal and state exemptions from registration. The Company had considered the possibility of offering to the former ZaldivaCigarz stockholders the right to rescind their purchases of the Company's common stock and to a refund of the purchase price of their shares. However based on the following reasons, the Company has determined not to proceed with the rescission offer:

          the stockholders have held their shares for three years, which indicates that they acquired them for investment purposes and without any intention to engage in any public distribution of the shares; and

          the total consideration paid for the shares was only $17,223.70, and management believes that legal fees and related costs of conducting the rescission offer would exceed any potential liability to the stockholders.

     All but approximately 12 of the former ZaldivaCigarz stockholders received 20,000 or fewer shares of the Company's common stock and the purchase prices paid by each of these investors was $200 or less. The great majority of the ZaldivaCigarz stockholders received no more than 1000 of the Company's shares, for purchase prices of $10 or less per stockholder. We do not believe that any liability for refunds would materially exceed $17,223.70, which is the total amount of subscriptions that we received under the offering.

Business.
---------

     Zaldiva, Inc. was incorporated under the laws of the state of Florida on August 11, 1997. We are in the business of selling goods through affiliates, selling cigars and accessories, and offering web design and hosting. In the future, we may also acquire other small companies offering similar services, although we have no current plans in this regard.

     Many large retailers have discovered the benefits of the affiliate method. Using this method, online retailers establish "links" from their own web sites to the web sites of other retailers. For every purchase made as a result of this link, the first retailer receives a commission ranging from approximately 7% to 15%. The amount of the commission typically increases with the monthly sales volume that is derived from the first-line web site. Each retail affiliate sets its own commission structure.

     The products offered through Zaldiva.com are not the property or responsibility of the Company, except for the products which bear the brand name "Zaldiva." Most retail affiliate relationships do not rely on written agreements between the parties, but are established through the commission-paying retailer's web site, with that retailer paying the Company based on a percentage of click throughs, impressions or sales. We do not have any contracts with any affiliates. We have an electronic spread sheet that keeps track of each affiliate and how we get paid by that affiliate. Most affiliates pay us based on a percentage of sales.

     In order to exploit the advantages of the affiliate method, we have become a member of the affiliate networks established by LinkShare Corporation; Commission Junction.com; cdnow.com; and Amazon.com.

     We estimate that about 10% of the Company's revenue comes from its affiliate relationships. No one relationship constitutes a material source of our revenues.

     We sell Zaldiva Cigars and accessories through our e-commerce web site as well as through direct sales to establishments across the United States, Germany, Australia and Japan. We make our direct sales by attending trade shows, where establishments buy our humidor system and stock it with our cigars. We also receive some referral business. We advertise through trade shows and some periodicals, although the bulk of our advertising is done on the internet. In February, 2001, we decided to begin selling other luxury items through affiliates at our Zaldiva.com web site and only maintain the ZaldivaCigars.com site for our cigar business sales. This web site was launched and has been in constant development since February of 2001.

     Zaldiva cigars are hand-made by Cuban tobacconists located in Nicaragua, featuring Cameroon wrap and binder with Dominican longleaf filler from Cuban seed. Cameroon wrap is grown in Cameroon, Africa and is considered one of the finest cigar wrappers in the world. Longleaf filler means that the entire leaf is used to roll the major part of the cigar. It is not chopped like cigarette tobacco and does not use leftover end cuts from previous cigars. Longleaf filler must be used for a cigar to be considered "premium."

     The Company sells Zaldiva cigars and accessories through its e-commerce web site, ZaldivaCigars.com, as well as through direct sales to establishments in the United States, Germany, Australia and Japan. In February, 2001, management determined to begin selling other luxury items through product affiliates at its Zaldiva.com web site and to maintain ZaldivaCigars.com for its cigar business sales. We have constantly been upgrading and expanding our Zaldiva.com web site since then.

      Zaldiva.com
      -----------

     The Company's On-Line Shopping Center features tens of thousands of products from trusted retailers such as Hallmark, The Sports Authority, The Sharper Image, Delta Airlines, Sony Music, Barnes & Noble, American Express, 1800Flowers.com, CDNow.com, The Disney Store, and Amazon.com. We do this by exchanging links with other sites and search engines. The Company is not responsible for insuring, delivering or stocking these products. These merchants use Zaldiva as a marketing tool to sell their products. All sales and the majority of customer service issues are handled through individual affiliates. Because its sales are made through affiliate sources, the Company requires no order tracking, shipping coordination or bookkeeping to keep track of sales.

     The Company's site promotes marketing through search engines, banner exchange programs and opt-in e-mail activities. Weekly specials and featured items are regularly created to increase return traffic. We can also review our records of affiliate sales to determine what affiliate relationships have not been profitable and eliminate them. We also conduct research to find out what services can be added at no additional cost to the Company and its customers.

     ZaldivaCigars.com
     ------------------

     ZaldivaCigars.com features the Company's own brand of high quality cigars as well as co-branded accessories such as t-shirts, golf shirts, clocks, mouse pads, cigar cutters, lighters and mugs. We obtain these accessories from various manufacturers, using the manufacturer that has the lowest prices at that point in time. We do not have any contracts with any of these suppliers.

     The ZaldivaCigars.com site offers all of our products as well as monthly specials. We also plan to add an affiliate program to this site to increase revenue. Sales are handled over the Internet and the telephone and in person at the many events that the Company participates in (e.g., golfing tournaments, benefits for the mentally retarded, the Fort Lauderdale Chamber of Commerce, and various college alumni associations).

     Everything done for Zaldiva.com is also done for ZaldivaCigars.com, but on a monthly rather than daily basis. For example, our computer technician, Chris Ebersole, checks on the Zaldiva.com web site daily to make sure that the links are working and to check on the number of web site "hits." Because the ZaldivaCigars.com web site sells only cigars and no affiliates are associated with that site, management does not believe that it is necessary to monitor the site on a daily basis. The Company offers monthly specials, which are updated on the ZaldivaCigars.com site, sent out to opt-in email list subscribers and faxed on an occasional basis. Orders are taken daily, or as they occur. Credit card orders are processed through the company's merchant account and then shipped to the customer once the money has been collected. There is a minimal amount of inventory and bookkeeping work is done on a daily basis. Zaldiva handles the sales and shipping of its own merchandise.

     Traditional marketing.
     ----------------------

     Through telemarketing relationships and more than two years of on-the-road sales efforts, we have been able to place our Zaldiva cigars in many up-scale bars and restaurants in the United States. Our cigars can also be found in shops on U.S. military bases in Germany, Australia and Japan. In total, our products are located in about 15 locations.

     We plan to open a combination coffee bar/art gallery/antique store with an on-site retail shop for our cigars and accessories as well as internet access and gaming. Although we have no immediate plans in this regard, we anticipate that the location would be on or near the beach in Fort Lauderdale, Florida. The space would be designed to match the elegant and unique look of our cigar boxes and labels. The general idea is to have an upscale establishment where patrons can shop on our web site while they sip coffee overlooking the Fort Lauderdale beaches or browse through our art and antique gallery.

     Our planned establishment will be aimed at adults age 18 and over. It will include online shopping (featuring our web sites), online gaming (subject to compliance with applicable laws and regulations), an art/antique gallery and a showcase retail shop for our own cigars and accessories. Zaldiva has identified several existing operations in the Fort Lauderdale area that we could move into with little or no up-front expense. So far, we have been unsuccessful in finding the right property for the right price and we have not proceeded with the development of our coffee bar/art gallery/antique store idea. We can not assure you that we will ever be successful in this regard.

Principal Products and Services.
--------------------------------

     Our principal products are the cigars and accessories that we sell through our web site. Zaldiva has maintained an e-commerce web presence through Zaldiva.com since July of 1997. Experience and a very low overhead are Zaldiva's principal advantages in this area. Our Zaldiva.com web site features Zaldiva Cigars and related products and over 300 well known affiliates and their related products.

     Our web site allows these products to target upscale consumers nationally and internationally. For example, we advertise on the web sites of such upscale events as the Motown Cigar Group's Motown Halloween Crawl. Our site is also linked to sites such as the Florida International Restaurant & Hotel Expo page in the Produx.com web site. Over the past two years, we have also exhibited at the Florida Expo and approximately 11 to 13 other trade shows per year. Examples include the International Hotel and Restaurant show in Las Vegas; the Boston Seafood show; and the Southwest Food Service Expo in Texas.

     We also exhibit at the Kidney Foundation tournaments in Florida and at boat shows in Florida. In the recent past, we have begun to focus our efforts on local shows, in order to reduce travel and shipping costs.

     We also perform upscale web site development and hosting. We have developed and maintain web sites for approximately 40 clients. Most of our clients are businesses. They are involved in many different industries and are widely dispersed geographically. We charge our clients on average $20 per month for hosting services. Our server is located with Giant Technologies in Miami. It has approximately one megabyte of bandwidth, which is enough to support about 200 sites. We do not believe we will need to expand our bandwidth capability in the near future.

Distribution Methods of the Products or Services.
-------------------------------------------------

     The affiliate products offered through Zaldiva.com are not the Company's property or responsibility. Our affiliates allow us to sell their products through the Zaldiva.com web site pursuant to an arrangement under which they pay the Company based on a percentage of click-throughs, impressions and sales made through the site.

     Zaldiva cigars are manufactured by Francisco Pla. in Nicaragua, using tobacco from Cameroon and the Dominican Republic. The cigars are then shipped to Miami, where they are labeled and packaged with the Company's logo. The Company then arranges for pick-up or delivery of the product directly to the retail customer.

     The Company places its orders with Francisco Pla. as it receives them from its customers. The minimum order quantity is one box or bundle of cigars. This arrangement allows the Company to operate without having to carry any significant inventory. Our average cost is approximately $1.00 per cigar, and our retail price is typically in the range of $5.00 to $10.00 per cigar.

     Zaldiva products themselves are shipped via United Parcel Service. The shipments are assigned a tracking number and are insured and sent via regular ground mail to their destinations. Robert Lees is in charge of distribution of the Company's products, whether through Internet or telephone order.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

      Zaldiva does not currently have any new product or service it has announced. Zaldiva anticipates announcing the opening of an establishment in Fort Lauderdale, Florida. However, this establishment is only in the proposal stage.

Competitive Business Conditions.
--------------------------------

     The online retailing industry is intensely competitive. Our competitors include other online retailers of cigars and related products; web-based retailers using affiliate marketing programs such as our own; and traditional retailers such as tobacco shops. Many of these retailers have much greater visibility, operating history and financial resources than the Company has.
In addition, as the online retailing industry continues to grow, other competitors may begin competing in our market segment. We do not believe that our position in the online retailing industry will be significant in the foreseeable future.

     The Company must compete against other, better established cigar manufacturers, especially in the southeastern United States. Zaldiva is a relatively new brand name. We believe that other cigar manufacturers, wholesalers and retailers have a competitive advantage over Zaldiva due to an established name and superior brand recognition in the market.

Sources and Availability of Raw Materials and Names of Principal
Suppliers.
----------

     Zaldiva's major raw materials and supplies for its cigars come from Cameroon (wrap and binder) and the Dominican Republic (filler). We also retail ashtrays, which are produced in Mexico. Other accessories, such as bullet cutters, cigar cutters and t-shirts are made in Miami, Florida.

     Zaldiva buys its cigars from Francisco Pla., which is based in Nicaragua. We order cigars as our customers order them from us; we do not have any contract with Francisco Pla. However, Francisco Pla. has contracts in place with suppliers. Therefore Zaldiva is dependent on the contracts Francisco has in place with these suppliers to a certain extent. However, Zaldiva is not contractually bound to buy its product from these suppliers. Zaldiva may look to other suppliers able to supply similar quality materials to Zaldiva should problems arise with suppliers.

Dependence on One or a Few Major Customers.
-------------------------------------------

      The Company's major customer is the U.S. military, through which it sells about 50% of its cigars and related products. Sales to the military are currently about 20% of our total revenues.

     We do not have any supplier contracts with the military. We are a member of the International Military Community Executives Association, a military trade group that works closely with the military's Morale, Welfare, and Recreation groups, the groups that operate clubs and entertainment facilities on military bases. Because these facilities operate on non-appropriated funds (i.e, they need to make a profit), they are interested in gaining the expertise to operate profitably and in knowing about new products and trends in their industry. The IMCEA helps in this regard by helping to establish relationships between the MWR groups and members of the leisure and entertainment industry. The Company advertises in military magazines such as Military Hospitality and Off Duty.

     Due to the military's recent anti-smoking efforts, and our own efforts to market outside of the military, we believe that revenues from the military will decrease as a percentage of our total revenue.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

     We have obtained a trademark with the Florida Department of State for our logo, the word "Zaldiva" and a design of a crest in an oval shape with two birds, a star, leaves and a sunburst. Under Florida law, the knowing or willful forgery or counterfeiting of a Florida trademark constitutes the crime of counterfeiting, which may be a felony or a misdemeanor, depending on the circumstances. Our trademark will expire on October 23, 2007, but it may be renewed for a fee of $87.50.

     We have not applied for a registered trademark with the U.S. Patent and Trademark Office.

Need for any Governmental Approval of Principal Products or
Services.
---------

     None; not applicable. However, see the caption "Effect of Existing or Probable Governmental Regulations on Business," below.

Effect of Existing or Probable Governmental Regulations on
Business.
---------

     The Company is subject to general business laws, rules and regulations, as well as laws, rules and regulations relating to the Internet and e-commerce. These regulations may cover issues such as privacy, taxation, intellectual property, content, consumer protection and products liability. Compliance with these regulations may be expensive and time consuming and may reduce our profitability in the future.

     The tobacco industry is subject to federal, state and local regulation. Due partly to the increased visibility and popularity of cigar smoking in recent years, we believe that cigars may become subject to greater regulation. In February, 1999, the Department of Health and Human Services issued a report urging the Federal Trade Commission to require warning labels on cigars. Compliance with such labeling or other requirements would likely increase the cost of producing our cigars. To some extent, we believe that we would be able to pass the increased cost on to our purchasers, but increased regulation may have the effect of reducing our profit margins.

     State and local governments have also passed many laws and regulations restricting smoking in public places. In addition, California requires that warnings be given to consumers who are exposed to chemicals that the state knows to cause cancer or reproductive harm. Because we do not derive a large part of our revenues from California, this requirement has not had a significant effect on our operations. However, California often sets social and regulatory trends that other states follow. The net result of such regulations may be to decrease the demand for tobacco products, which in turn would reduce the demand for Zaldiva cigars.

     The cigarette industry has been involved in many high-profile cases in recent years, and has negotiated settlements requiring it to pay hundreds of billions of dollars to states seeking reimbursement of state expenditures on treatment of tobacco-related disease. To date, the cigar industry has not been subject to similar litigation, but we can provide no assurance that it will not become involved in such litigation in the future. The costs of defending or settling health-related lawsuits could significant hurt the Company's business and results of operations.

     Cigars are subject to significant federal excise taxes and state and local "sin" taxes. We believe that the imposition of higher taxes could materially affect demand for our products in the future.

     We do not currently collect sales taxes on goods that we sell. In 1998, Congress adopted the Internet Tax Freedom Act, which placed a three-year moratorium on the imposition of most sales over the Internet. Recent Congressional developments have raised the possibility that state and local governments will begin imposing such taxes in the foreseeable future. This would likely create administrative burdens for the Company and may reduce our profitability. In addition, the imposition of sales taxes on Internet sales may discourage such sales in the future and may also have a negative effect on our operating results.

     Effective January 4, 1999, the National Association of Securities Dealers, Inc. adopted rules and regulations requiring every issuer having its securities quoted on the OTC Bulletin Board of the NASD to be a "reporting issuer" that files reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer," but once it becomes effective, this Registration Statement will bring the Company into compliance with these requirements. However, our compliance does not mean that we will be able to develop or maintain any established trading market for our securities.

     The U.S. Department of Justice has taken the position that it is illegal to operate internet gaming sites and servers from within the United States. In addition, several states have banned internet gaming.

     Many countries in Europe, the Caribbean, Asia, the Middle East and Latin America have not prohbited internet gaming. A significant debate exists as to whether the laws of any country, other than the country where the computer gaming servers are physically located (e.g., Antigua and Dominica) have jurisdiction over the operations of online gaming companies. Any adverse legislation, regulatory action or court rulings in this area could significantly hurt the online gaming industry and could force us to abandon our plans to provide access to online gaming.

Research and Development.
-------------------------

      Zaldiva has not spent any money on research and development. We do not anticipate any need in the foreseeable future to spend resources on research and development.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

      Since the nature of the Company's business is retail sales of cigars and marketing for its affiliates, Zaldiva does not believe that it will have any environmental compliance concerns.

Number of Employees.
--------------------

      As of October 3, 2001, the Company had five full-time employees. Our employees are not part of any union and we believe that our relations with them are good.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

     Zaldiva intends to expand in its primary market, the southeastern United States. However, with an on-line presence, the potential market for our products is international. Our potential market grows proportionately to the increasing numbers of people with on-line access. Our web sites are currently accessible to English-speaking users throughout the world, and we plan to develop multi-language sites in the near future to accommodate foreign language speakers.

     The Company enjoys a loyal customer base that has been growing since its inception in 1997. Initially, we expect that a large percentage of our online sales will come from our cigar customer base, with additional sales to friends and family of loyal customers as brand recognition expands. Zaldiva plans to increase its customer base by continued marketing through Internet search engines and opt-in email subscriptions aimed at adults over 30 years of age. We expect that other advertising methods will include cable television spots, online contests and banner advertising on various web sites.

     Depending on current market conditions Zaldiva will seek to establish a coffee bar/art gallery in Fort Lauderdale, Florida. See the caption "Business," above.

     Our initial sales are anticipated to be from our web sites and direct orders from current and past cigar customers. A small percentage of sales currently come from web site hosting. We expect that this monthly recurring revenue will continue to increase on a steady basis. We will also seek to acquire other hosting companies, although we have not identified any such acquisitions as of the date of this Registration Statement.

Results of Operations.
----------------------

     For the years ended September 30, 2001 and 2000, and from inception through September 30, 2001, the Company had revenues of $48,161, $129,244 and $177,405, respectively. During these periods, all of our revenues were derived from sales of cigars and accessories.

     We incurred net losses of ($32,893), ($6,852) and ($49,259), respectively, for the years ended September 30, 2001 and 2000, and from inception through September 30, 2001. The increased losses were primarily due to falling revenue due to decreased sales volume and reduced market share.
Our cost of goods sold and selling, general and administrative expenses fell from $25,979 and $110,117, respectively, in 2000, to $10,884 and $70,170, in
2001. Our decreasing expenses were caused by two factors: (i) our decreasing sales; and (ii) our increasing automation. As we began to focus on making sales through our web site, we realized that we did not need to spend as much time traveling and visiting expos and shows as we had done in the past.

     The Company had a loss per share of ($0.01), ($0.01) and ($0.02), during the calendar years ended September 30, 2001 and 2001, and from inception to September 30, 2001.

     During the six-month period ended March 31, 2002, we received revenues of $107,792, as compared to revenues of $24,158 during the six months ended March 31, 2001. Of the former amount, $84,072 was from cigar and accessory sales and $23,720 came from our internet sources. During the six months ended March 31, 2001, all revenues came from cigar and accessory sales and the increase in revenues from the six months ended March 31, 2001, was due to increased sales volume as we increased our market share. Despite our increased market share, our share of the market remains negligible and we expect it to remain negligible for the foreseeable future.

     Operating expenses during these periods were $57,142 and $12,040, respectively, with the increase being due principally to increased legal and accounting fees incurred in connection with the preparation of this Form 10-SB and amendments thereto and with the preparation and filing of our periodic reports with the Securities and Exchange Commission. Net income (loss) was $16,528 and ($227) during these periods.

Liquidity.
----------

     The Company had cash on hand of $10,741 at September 30, 2001, and $8,591 at March 31, 2002.

     The Company has accumulated losses totaling $49,259 from inception to September 30, 2001, and is still developing operations. Net income for the six months ended March 31, 2002, was $16,528.

     During the fiscal years ended September 30, 2001, and 2000, and the six months ended March 31, 2002, all of the Company's liquidity has come from its operating activities. We have only begun to realize an operating profit and we can not guarantee that we will continue to make a profit in the future. If we are not able to sustain an operating profit, we expect that we will have to raise money by selling shares of common stock or through loans. Financing for the Company's activities to date has been primarily provided by issuance of common stock for cash and for services. The Company's ability to achieve a level of profitable operations and/or additional financing may affect the Company's ability to continue as a going concern.

     Forward-Looking Information.
     ----------------------------

     Statements made in this Registration Statement which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and business of the Company, including, without limitation, (i) our ability to gain a larger share of the market in our industry, our ability to continue to market products acceptable to consumers, and our ability to retain relationships with suppliers, and (ii) statements preceded by, followed by or that include the words "may", "would", "could", "should", "expects", "projects", "anticipates", "believes", "estimates", "plans", "intends", "targets" or similar expressions.

     Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond the Company's control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, in addition to those contained in the Company's reports on file with the SEC: general economic or industry conditions, nationally and/or in the communities in which the Company conducts business, changes in the interest rate environment, legislation or regulatory requirements, conditions of the securities markets, changes in the internet retailing industry, the development of products that may be superior to the products offered by the Company, competition, changes in the quality or composition of the Company's products, our ability to develop new products, our ability to raise capital, changes in accounting principals, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting the Company's operations, products, services and prices.

     Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Item 3.  Description of Property.
---------------------------------

     Zaldiva currently owns or leases the following properties, which were acquired during the second quarter of our current fiscal year:

     * Three servers are leased from Giant Technologies in Miami, Florida at a rate of $300 per month. The bandwidth leased is unlimited.

     * Inventory owned in corporate name having an approximate value of $40,000. This property is not subject to any liens.

     Because virtually all of our retail activities are conducted over the internet, we do not currently maintain any executive offices. Our directors and officers and Chris Ebersole, our web designer and computer engineer, have personal computers on which they are able to oversee and maintain our web site and monitor the results of our affiliate program. Our principal address is a post office box. This arrangement helps us to keep our overhead very low.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

     The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof:



                            Number of Shares               Percentage
Name and Address           Beneficially Owned               of Class
----------------           ------------------               --------

Jeffrey A. Olweean             466,000 (1)                    9.3%
3850 Galt Ocean Drive, #706
Ft. Lauderdale, Florida 33308

Robert B. Lees                 655,000                       13.1%
110 Wood Lane
Delray Beach, Florida 33444

John A. Palmer, Jr.            607,000                       12.1%
3422 E. Randolph Road
Coolidge, Arizona 85222

Jeremy Van Coller              599,630                       12.0%
1709 NE 8th Avenue
Ft. Lauderdale, Florida 33305


     (1) 221,000 shares are held in the name of Chez, Inc., which is controlled by Mr. Olweean.

 Security Ownership of Management.
---------------------------------

     The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

                                  Number of Shares      Percentage of
Name and Address                 Beneficially Owned        of Class
----------------                 ------------------        --------
Robert B. Lees                     655,000                  13.1%
110 Wood Lane
Delray Beach, Florida 33444

John A. Palmer, Jr.                607,000                  12.1%
3422 E. Randolph Road
Coolidge, Arizona 85222

Jeremy Van Coller                  599,630                  12.0%
1709 NE 8th Avenue
Ft. Lauderdale, Florida 33305    ---------                -------

Directors and executive          1,861,630                  37.2%
officers as a group (3 persons)


Changes in Control.
-------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                         Date of         Date of
                          Positions      Election or     Termination
Name                      Held           Designation     or Resignation
----                      ----           -----------     --------------
Robert B. Lees            President,     12/24/97         *
                          Chairman,      12/24/97         *
                          CEO            12/24/97         *
                          and Director   12/24/97         *

John A. Palmer, Jr.       Secretary       2/15/98         *
                          and Director   12/24/97         *

Jeremy I. Van Coller      Director       12/24/97         *
                          Secretary      12/24/97         2/15/98

          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

     Robert B. Lees. Mr. Lees, age 54, is a graduate of the U.S. Naval Academy. He served as an Officer in the Marine Corps, both overseas and domestically. After transferring to the active Reserves, he joined the DuPont Company, where he managed the Southeastern Region. He took the region from last to first in the acrylic sheet division for sales and service. He then became part owner and general manager of a wood laminating operation in Orlando, Florida. Upon the sale of the business, he joined Merrill Lynch in the Private Client Group and became an assistant Vice President. He has since consulted to a Florida-based investor relations firm, and served as President and Chief Operating Officer of two start-up companies, as well as his current position.

     John A. Palmer, Jr. Mr. Palmer is 63 years old. He is a graduate of the University of Wisconsin, where he received a BS in Mathematics and Physics and an MS in Education and Counseling. He has continued his education throughout his life and has completed multiple workshops in Electromechanical Automation, Electromechanical Systems, Vacuum Technology, Vacuum and RF Power and Semiconductor Manufacturing Processes. He was a presenter for Basic Troubleshooting and Electromechanical Devices at the Intel/MATEC Summer Institute, Arizona as well as for the transducers Workshop in Orlando, Florida and the Rockwell automation PLC Workshop in Michigan. Since 1969, Mr. Palmer has served as a Professor of Electricity, Industrial Electronics, Manufacturing Electronics and Mathematics at the Central Arizona College in Coolidge, Arizona. In addition, he has been involved in Summer Faculty Internships at Motorola and Intel, both in Phoenix, Arizona.

     Jeremy I. Van Coller. Mr. Van Coller, age 22, is a graduate of Kloof High School (Kwa Zulu Natal, Kloof, South Africa) where his line of studies included Technical Drawing (architectural renderings), Biology, Advanced Mathematics, English and Afrikaans. He continued his education by attending the Academy of Learning (Kwa Zulu Natal, Pinetown, South Africa) where he studied Marketing, Management and Computer Science for approximately one year prior to moving to the United States. Mr. Van Coller worked as a computer sales person in South Africa during and after attending the Academy. Over the past two years, he served as an Assistant to the Network Administrator for various South Florida Internet service providers, where he handled domain name servers, mail servers, BSDI and Cobalt servers. Mr. Van Coller currently serves as a Computer Technician Consultant handling personal computer repair and construction, hardware and software troubleshooting and some web design, in addition to being the current Network Administrator for Zaldiva, Inc. He is fluent in both English and Afrikaans and understands Dutch, Zulu and French.

Significant Employees.
----------------------

     The Company has no significant employees who are not executive officers.

Family Relationships.
---------------------

      None.

Involvement in Certain Legal Proceedings.
-----------------------------------------

      Except as discussed below, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

            (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

            (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

            (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

            (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

     Jeffrey Olweean, our former President, and Nicole Leigh, our former Secretary, were directors and executive officers of The Internet Advisory Corporation, a Utah corporation ("IAC"). On May 25, 2002, which was after their resignations from their positions with IAC, that entity filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Florida. Copies of IAC's Current Reports on Form 8-K, disclosing the filing of the bankruptcy petition and the Bankruptcy Court's confirmation of IAC's Plan of Reorganization, were filed with the Securities and Exchange Commission and are available for review on the Commission's web site: www.sec.gov.

Item 6.  Executive Compensation.
--------------------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                    SUMMARY COMPENSATION TABLE


                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                 Other        ities        All
Name and   Year or               Annual Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Compen-rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  sation Stock Optionsouts ensat'n
-----------------------------------------------------------------

Robert B.
Lees,
President,   9/30/01    0     0   $6,550* 0      0     0   0
Chairman,    9/30/00    0     0     0     0      0     0   0
CEO and      9/30/99    0     0     0     0      0     0   0
Director

John A.
Palmer, Jr.  9/30/01    0     0    $6,070*0      0     0   0
Secretary    9/30/00    0     0     0     0      0     0   0
and Director 9/30/99    0     0     0     0      0     0   0

Jeremy Van   9/30/01    0     0    $5,998*0      0     0   0
Coller,      9/30/00    0     0     0     0      0     0   0
Director     9/30/99    0     0     0     0      0     0   0


     * During the fiscal year ended September 30, 2001, Messrs. Lees, Palmer and Van Coller were issued 655,000; 607,000; and 599,830 "unregistered" and "restricted" shares of common stock, respectively, in consideration of services rendered. The shares were valued at $0.01 per share.

     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management. during the fiscal years indicated above. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

     The following are the only material transactions between the Company and any director, executive officer, five percent stockholder or promoter or founder of the Company:

          Our President, Robert B. Lees, is a director, executive officer and stockholder of Rainmaker Products and Consulting, which represents the Company's products to the U. S. military and Native American groups. Rainmaker receives a commission of $1.00 per cigar and 10% on Company accessories that it sells to these purchasers. As of the date of this Registration Statement, total commissions paid to Rainmaker have been less than $60,000;

          On July 1, 2001, the Company issued a total of 1,861,830 to its current directors and executive officers, in consideration of services valued at a total of $18,618.30. See the captions "Security Ownership of Certain Beneficial Owners and Management" and "Recent Sales of Unregistered Securities" of this Registration Statement.

Parents of the Issuer.
----------------------

     The Company has no parents. See the caption "Business Development," Part I, Item 1.

Item 8.  Description of Securities.
-----------------------------------

     The Company has two classes of securities authorized, consisting of 50,000,000 shares of $0.001 par value common voting stock and 20,000,000 shares of $0.001 par value preferred stock.

     Common Stock
      ------------

     The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

      Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

     There are no outstanding options, warrants or calls respecting any of the authorized but unissued common stock of the Company.

     There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

     Preferred Stock
     ---------------

     The preferred stock will have limitations, rights and preferences to be determined by the Board of Directors. No preferred shares are issued or outstanding.


         There are no outstanding options, warrants or calls respecting any of the authorized but unissued preferred stock of the Company.

                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

     There has never been any established public market for the Company's common stock. The Company intends to submit its common stock for listing on the OTC Bulletin board of the National Association of Securities Dealers. However, management can provide no assurance that any public market will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management may have a substantial adverse effect on any such market. The shares held by Messrs. Lees and Palmer will become eligible for resale under Rule 144 on July 1, 2002.

Restricted Securities
---------------------

     There are currently 5,000,000 outstanding shares of Zaldiva common stock, 5,000,000 of which are designated as "restricted securities." Of these 5,000,000 shares, 1,722,370 have satisfied the one year holding period of Rule 144, and may be publically sold in accordance with this Rule. Beginning 90 days after the effectiveness of this Registration Statement, the Company will have "current public information" available for resale of "restricted securities," so long as it has filed all required periodic reports with the Securities and Exchange Commission. Any sales of these "restricted securities" could have an adverse affect on the current or any future public market for the Company's common stock.

Holders.
--------

      The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 193.

Dividends.
----------

      The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

      The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

      There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

                           Date           Number of           Aggregate
  Name or Group           Acquired          Shares           Consideration
  -------------           --------        ---------          -------------

180 persons            3/17/99-4/23/99     1,722,370        $0.01 per share(1)

13 persons                 7/1/01          3,277,630        Services valued
                                                            at $0.01 per
                                                            share(2)


     (1) These shares were sold without compliance with any exemptions from applicable federal and state securities laws. See the heading "Organization and Charter Amendments" under the caption "Description of Business" of this Registration Statement.

      (2) These shares were issued in exchange for all of the activities involved in establishing and maintaining the Company's operations. These include, for example, establishing and maintaining our relationships with Francisco Pla. and our accounting and law firms; web site development and maintenance; and customer relations. Management believes each of the foregoing persons or entities was either an "accredited investor," or "sophisticated investor" as defined in Regulation D, Rule 506. Each had access to all material information regarding the Company prior to the offer, sale or issuance of these "restricted securities." The Company believes these shares were exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), pursuant to Section 4(2) thereof.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

     Section 607.0850 of the Florida Business Corporation Act gives Florida corporations the power to indemnify any person who is a party to any proceeding, other than an action by or in the right of the corporation, due to his or her capacity as a director, officer, employee or agent of the corporation, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. In the case of criminal proceedings, the person must have had no reasonable cause to believe his or her conduct was unlawful. In the case of actions by or in the right of the corporation, the person may be indemnified against expenses and amounts paid in settlement. If a director, officer, employee or agent of a Florida corporation has been successful on the merits in defense of any such proceeding, indemnification is mandatory with respect to expenses actually and reasonably incurred.

     A Florida corporation may advance an officer's or director's expenses in defending a civil or criminal proceeding upon receipt of an undertaking to repay such amount if he or she is ultimately found not to be entitled to indemnification under Section 607.0850. Unless otherwise provided when authorized or ratified, the protections of Section 607.0850 continue as to persons who have ceased to be directors, executive officers, employees or agents.

     Section 607.0850 also permits a Florida corporation to purchase and maintain insurance on behalf of any director, officer, employee or agent of the corporation against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the authority to indemnify him or her against such liability under the other provisions of the Section.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

                          ZALDIVA, INC.
                  [A Development Stage Company]

                       FINANCIAL STATEMENTS

                        September 30, 2001

               [WITH INDEPENDENT AUDITORS' REPORT]

                         ZALDIVA, INC.
                 [A Development Stage Company]

                        Table of Contents
                                                                       Page

Independent Auditors' Report                                             1


Balance Sheet - September 30, 2001                                       2


Statements of Stockholders' Equity/(Deficit) for the period from
Inception [August 11, 1997] through September 30, 2001                   3


Statements of Operations for the years ended September 30, 2001, and 2000 and for the period from Inception [August 11, 1997]
through September 30, 2001                                               4


Statements of Cash Flows for the years ended September 30,
2001 and 2000 and for the period from Inception [August 11, 1997]
through September 30, 2001                                               5


Notes to Financial Statements                                        6 - 9

                           INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Zaldiva, Inc.
Salt Lake City, Utah

We have audited the accompanying balance sheet of Zaldiva, Inc. [a development stage company] as of September 30, 2001, and the related statements of stockholders' equity/(deficit), operations, and cash flows for the years ended September 30, 2001 and 2000, and for the period from inception [August 11, 1997] through September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zaldiva, Inc. as of September 30, 2001, and the results of operations and cash flows for the years ended September 30, 2001 and 2000, and for the period from inception [August 11, 1997] through September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Zaldiva, Inc. will continue as a going concern. As discussed in Note D to the financial statements, the Company has accumulated losses and has not commenced principal operations. These issues raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note D. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

                                   /s/ Mantyla McReynolds
                                   ----------------------
                                   Mantyla McReynolds
December 31, 2001
Salt Lake City, Utah


                               ZALDIVA, INC.
                       [A Development Stage Company]
                               Balance Sheet
                            September 30, 2001


ASSETS

Current Assets:
   Cash                                                   $ 10,741
                                                          --------
    Total Current Assets                                    10,741
                                                          --------
TOTAL ASSETS                                              $ 10,741
                                                          ========
 LIABILITIES AND STOCKHOLDERS' EQUITY

   Current Liabilities:

     Accrued liabilities                                  $ 10,000
                                                          --------
       Total Current Liabilities                            10,000
                                                          --------
         Total Liabilities                                  10,000

Temporary Equity-Note B                                     17,223
Stockholders' Equity - Notes B

 Preferred stock, $.001 par value;
  authorized 20,000,000; none issued                             0

 Common stock, $.001 par value;
  authorized 50,000,000 shares; issued
  and outstanding 5,000,000                                  3,278

 Additional paid-in capital                                 29,499

 Deficit accumulated during development stage              (49,259)
                                                          --------
  Total Stockholders' Equity                               (16,482)
                                                          --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $ 10,741
                                                          ========

             See accompanying notes to financial statements


                               ZALDIVA, INC.
                       [A Development Stage Company]
                Statements of Stockholders' Equity/(Deficit)
  For the period from Inception [August 11, 1997] through September 30, 2001

                                                  Deficit
                                               Accumulated
                                   Additional     During           Total
              Number of    Common    Paid-in    Development    Stockholders'
               Shares      Stock     Capital       Stage      Equity/(Deficit)

Balance,
August 11, 1997           0  $    0   $      0    $       0    $       0

Net income
for 1997                                                  0            0

Balance,
September

30, 1997                  0       0          0            0            0

Net income
for 1998                                                  0            0

Balance,
September 30,
1998                      0       0          0            0            0

Issued stock
for cash, at
par, $.01
per share         1,722,370   1,722     15,501                    17,223

Reclassify
stock to
temporary
equity           (1,722,370) (1,722)   (15,501)                  (17,223)

Net loss
for 1999                                             (9,514)      (9,514)

Balance,
September
30, 1999                  0       0          0       (9,514)      (9,514)

Net income
for 2000                                             (6,852)      (6,852)

Balance,
September
30, 2000                  0       0          0      (16,366)     (16,366)

Issued shares
for services,
at $.01 per
share             3,277,630   3,278     29,499                    32,777

Net loss
for 2001                                            (32,893)     (32,893)

Balance,
September
30, 2001          3,277,630 $ 3,278    $29,499     ($49,259)    ($16,482)


               See accompanying notes to financial statements


                                ZALDIVA, INC.
                        [A Development Stage Company]
                            Statements of Operations
            For the years ended September 30, 2001 and 2000 and for the Period from Inception [August 11, 1997] through September 30, 2001

                                                              From Inception
                                                                [8/11/97]
                                                              through 9/30/01
                           2001                2000


Revenues                    $   48,161           $   129,244     $  177,405

Cost of goods sold              10,884                25,979         36,863
                            ----------           -----------     ----------
  Gross profit                  37,277               103,265        140,542

Web site development costs      12,168                13,191         25,359

Selling, general and
 administrative expenses        58,002                96,926        164,442
                            ----------           -----------     ----------
Net Loss from Operations       (32,893)               (6,852)       (49,259)
                            ----------           -----------     ----------
     Net Loss Before
      Income Taxes             (32,893)               (6,852)       (49,259)



Provision for Income Taxes
 - Notes A&C                         0                     0              0
                            ----------           -----------     ----------
Net Loss                    $  (32,893)          $    (6,852)    $  (49,259)
                            ==========           ===========     ==========
Loss Per Share              $     (.01)          $      (.01)    $     (.02)
                            ==========           ===========     ==========
Weighted Average Shares
 Outstanding                 3,365,675             1,722,370      2,395,553
                            ==========           ===========     ==========

            See accompanying notes to financial statements


                              Zaldiva, INC.
                      [A Development Stage Company]
                        Statements of Cash Flows
          For the years ended September 30, 2001 and 2000and for the Period from Inception [August 11, 1997] through September 30, 2001


                                                                      For the
                                                                   Period from
                                                                    Inception
                                                                    [8/11/97]
                                                                     through
                                         2001           2002          9/30/01
Net Loss                                  $(32,893)      $(6,852)    $(49,259)

Adjustments to reconcile net income
 to net cash provided by
 operating activities:

   Issued shares for services               32,776             0       32,776
   Increase in accrued liabilities          10,000             0       10,000
                                          --------       -------     --------
     Net Cash Provided by/(Used for)
      in Operating Activities                9,883        (6,852)      (6,483)

Cash Flows Used for Investing Activities
                                          --------       -------     --------
  Net Cash Used in Investing Activities          0             0            0

Cash Flows Provided by
  Financing Activities

 Issued stock for cash                           0             0       17,224
                                          --------       -------     --------
  Net Cash Provided by
   Financing Activities                          0             0       17,224

     Net Increase(decrease) in Cash          9,883        (6,852)      10,741

Beginning Cash Balance                         858         7,710            0
                                          --------       -------     --------
Ending Cash Balance                       $ 10,741       $   858     $ 10,741
                                          ========       =======     ========
Supplemental Disclosure Information:

  Cash paid during the year for interest  $      0       $     0     $      0
  Cash paid during the year for
    income taxes                                 0             0            0

          See accompanying notes to financial statements

                          Zaldiva, Inc.
                  [A Development Stage Company]
                  Notes to Financial Statements
                        September 30, 2001

Note A Summary of Significant Accounting Policies

     Company Background

     The Company incorporated under the laws of the State of Florida on August 11, 1997 as Zaldiva Cigarz & Newz. In October 2001 the Company amended its Articles of Incorporation to change its name to Zaldiva, Inc. and to change its authorized capital. The original authorized capital was 20,000,000 shares. Zaldiva operates an "on-line shopping center" known as Zaldiva.com which features products from retailers through the Internet. The Company does not purchase or stock merchant products. Sales and the majority of customer service issues are handled through individual affiliate partners, who are large online retailers
     with links from the Company's website to their own.   These affiliates
     use Zaldiva as a marketing source. As customers purchase products as a result of a referral, the Company earns a commission on the sale. The Company also promotes and sells its own brand of cigars and accessories. The cigars are made by outside entities and are sold through e-commerce or through independent direct sales establishments. Zaldiva, Inc., is in the development stage and is now commencing its planned principal operations.

     The financial statements of the Company have been prepared in accordance with U. S. generally accepted accounting principles. The following summarizes the more significant of such policies:

     Statement of Cash Flows

     Cash is comprised of cash on hand or on deposit in banks. The Company has $10,741 as of September 30, 2001.

     Inventory

     Inventory is valued at the lower of cost or market (net realizable value) using the first-in, first-out (FIFO) method. Due to limited cash flow, the Company has heretofore purchased some inventory which was acquired or financed by a shareholder. Thus the Company has been able to buy inventory to order and maintains minimal or no inventory on hand. The book balance was $0 as of September 30, 2001. Since December of 2001, the Company has been able to buy and maintain inventory.

     Income Taxes

     The Company applies Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which requires the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. (See Note C below).

                          Zaldiva, Inc.
                  [A Development Stage Company]
                  Notes to Financial Statements
                        September 30, 2001


NOTE A    Summary of Significant Accounting Policies[continued]

     Net Loss Per Common Share

     Net loss per common share is based on the weighted average number of shares outstanding.


     Revenue Recognition

     The Company recognizes revenues in accordance with the Securities and Exchange Commission, Staff Accounting Bulletin (SAB) number 101, "Revenue Recognition in Financial Statements." SAB 101 clarifies application of U. S. generally accepted accounting principles to revenue transactions.

     Revenue on cigar and accessory sales is recognized as products are delivered to the customer or retailer. The Company records accounts receivable for sales which have been delivered but for which money has not been collected. The balance uncollected as of September 30, 2001 was $0. For customer purchases paid in advance, the Company records a liability until products are shipped. There was no outstanding unearned revenue as of September 30, 2001. Through September 30, 2001, approximately $24,000 or 50% of cigar and accessory sales revenue was from transactions with clubs or establishments on U.S. Military bases (some of which are located in foreign countries). Loss of this relationship would significantly impact cigar sales.

     Revenue from commission on sales through the on-line shopping center, which did not begin until the quarter ending December 31, 2001, shall be recognized as earned, based on contract terms with merchants who are linked to Zadiva, when the earnings process is substantially complete and when collectability is reasonably certain. Contract terms contain a variety of durations and commission percentages based on dollar sales
     and volume of referrals.   For commissions received in advance of
     earnings, income is deferred until recognition is appropriate.

          Use of Estimates in Preparation of Financial Statements

     The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          Zaldiva, Inc.
                  [A Development Stage Company]
                  Notes to Financial Statements
                        September 30, 2001


NOTE A    Summary of Significant Accounting Policies[continued]

     Property and Intangibles

     The Company currently leases three servers under operating lease. The Company pays $300 on a month-to-month basis. No furniture or equipment has been capitalized nor depreciated as of September 30, 2001.

     The Company has acquired permits and registered a trademark with the Florida Department of State which relate to its cigar operations. Amounts paid for registration have not been significant and have been charged to expense as incurred.

     Software/Web Site Costs

     Costs incurred in the development of software products for in-house use are to be capitalized and amortized over its useful life. Costs related to planning, implementation or operating activities are expensed as incurred. To date, the nature of the Company's web site has required constant update and change. The cost of web site development and maintenance has been expensed as incurred as part of the Company's ongoing operations.

     Stock Based Compensation

     The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," and applies APB Opinion 25, "Accounting for Stock Issued to Employees," to stock options granted. Currently, there are no stock-based compensation or option plans in place.

NOTE B    Issuance of Common Shares

     On April 23, 1999, the Company issued 1,722,370 shares of its $0.001 par, "unregistered" and "restricted" common stock to individuals for cash of $0.01 per share. These shares were issued in an offering which was not conducted in compliance with applicable federal and state exemptions from registration and may be subject to recission. These shares have been disclosed as "temporary equity". The Company has determined not to make an offer of recission based on the fact that the shares have now been held for three years and appear to have been purchased for investment purposes and the total dollar value of the cash received for the shares ($17,223) is not significant compared to the cost involved in conducting a recission offer.

     On July 1, 2001, the Company issued 3,277,630 shares of "unregistered" and "restricted" common stock for services performed by consultants and Company officers in connection with development and promotion of the Company and valued at $0.01 per share or $32,776, which approximates market value of the services performed.

                          Zaldiva, Inc.
                  [A Development Stage Company]
                  Notes to Financial Statements
                        September 30, 2001

NOTE C    Accounting for Income Taxes

     No provision has been made in the financial statements for income taxes because the Company has accumulated losses from operations since inception. Any deferred tax benefit arising from the operating loss carried forward is offset entirely by a valuation allowance since it is currently not likely that the Company will be sufficiently profitable in the near future to take advantage of the losses.

Deferred tax assets                         Balance        Tax        Rate

Loss carryforward (expires through 2021)    $49,259       $7,389     15%

Valuation allowance                                      ($7,389)

 Deferred tax asset                                       $    0

     The valuation allowance has increased $4,934 from $2,455 as of September 30, 2000.


NOTE D    Liquidity/Going Concern

     The Company has accumulated losses since inception totaling $49,259, and is still developing operations. Financing for the Company's activities to date has been primarily provided by issuance of stock for cash and for services. The Company's ability to achieve a level of profitable operations and/or additional financing impacts the Company's ability to continue as it is presently organized.

     Management plans to increase operations through marketing by mail, electronic mail and facsimile transmission. Based on the success of its marketing strategy, the Company may seek to raise funds through equity offerings. Additionally, the Company is seeking well capitalized acquisition candidates to compliment Internet operations. Should management be unsuccessful in its operating activities, the Company may experience material adverse effects and may not continue as a going concern.


NOTE E    Segment Information

     Statement of Financial Accounting Standard (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that the Company disclose information about its operating segments. Zaldiva has two strategic business units, one which sells cigars, accessories and other goods and one that offers Internet products and facilitates On-line shopping. However, currently there is no separate management nor evaluation procedures in place. The Company anticipates that with growth, there will be SFAS 131 data to report.

                          Zaldiva, Inc.
                   [A Development Stage Company]


                  Condensed Financial Statements

                           March 31, 2002

                          Zaldiva, Inc.
                   [A Development Stage Company]
                     Condensed Balance Sheet
                           (Unaudited)
                              ASSETS

                                                       March 31,
                                                         2002
Current Assets
  Cash                                                $   8,591
  Inventory                                              26,658
                                                      ---------
          Total Current Assets                           35,249

  Equipment, Net                                         22,020

TOTAL ASSETS                                          $  57,269
                                                      =========

               LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Current Liabilities                                 $       0
                                                      ---------
          Total Current Liabilities                           0

Temporary Equity                                         17,223
Stockholders' Equity
  Common stock                                            3,278
  Additional paid in capital                             69,499
  Deficit accumulated during the development stage      (32,731)
                                                      ---------
          Total Stockholders' Equity                     40,046
                                                      ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $  57,269
                                                      =========

                    See accompanying notes

                          Zaldiva, Inc.
                   [A Development Stage Company]
                Condensed Statements of Operations
                           (Unaudited)
                               For the Three           For the Three
                                Months Ended            Months Ended
                               March 31, 2002          March 31, 2001
Revenues
  Cigar and Accessories           $    64,409          $    6,755
  Internet                             15,446                   0
Cost of sales                         (16,102)             (1,429)
                                  -----------          ----------
    Gross Profit                       63,753               5,326

Operating expense                      47,647               5,214
                                  -----------          ----------
Operating loss                         16,106                 112

Other income or expense                     0                   0
                                  -----------          ----------
Net income (loss)                      16,106                 112
                                  ===========          ==========
Net Income (loss) per Share       $      0.00          $     0.00
                                  ===========          ==========
Weighted Average Number of Shares
Outstanding                         5,000,000           1,722,370
                                  ===========          ==========

                              See accompanying notes

                          Zaldiva, Inc.
                   [A Development Stage Company]
                Condensed Statements of Operations
                           (Unaudited)
                               For the Six      For the Six   From August 11,
                               Months Ended     Months Ended   1997 Through
                                 March 31,        March 31,      March 31,
                                  2002              2001           2002
Revenues
  Cigar and Accessories           $    84,072     $   24,158    $  261,477
  Internet                             23,720              0        23,720
Cost of sales                         (25,127)        (7,467)      (61,990)
                                  -----------     ----------    ----------
    Gross Profit                       82,665         16,691       223,207

Web site development costs              8,995          4,878        34,355
Operating expense                      57,142         12,040       221,583
                                  -----------     ----------    ----------
Operating income (loss)                16,528           (227)      (32,731)

Other income/(expense)                      0              0             0
                                  -----------     ----------    ----------
Net income (loss)                      16,528           (227)      (32,731)
                                  ===========     ==========    ==========
Net Income (loss) per Share       $      0.00     $    (0.01)   $    (0.01)
                                  ===========     ==========    ==========
Weighted Average Number of Shares
Outstanding                         5,000,000      1,722,370     2,837,314
                                  ===========     ==========    ==========

                              See accompanying notes

                           Zaldiva, Inc.
                   [A Development Stage Company]
                Condensed Statements of Cash Flows
                            (Unaudited)
                               For the Six      For the Six   From August 11,
                               Months Ended     Months Ended   1997 Through
                                 March 31,        March 31,      March 31,
                                  2002              2001           2002
Cash Flows Used for Operating
Activities:

 Net Income (Loss)                 $    16,528     $    (227)   $   (32,731)

 Adjustments to reconcile net loss
 to net cash used for operating
 activities:

   Depreciation                            586             0            586
   Decrease in current liabilities     (10,000)            0              0
   Issued stock for services                 0             0         32,776
   Decrease in inventory                13,342             0         13,342
                                   -----------     ---------    -----------
Net Cash Flows Used for Operating
Activities                              20,456          (227)        13,973
                                   -----------     ---------    -----------

Cash Flows from Investing Activities:
   Equipment purchases                 (22,606)            0        (22,606)
                                   -----------     ---------    -----------
Net Cash Flows from Investing
   Activities                          (22,606)            0        (22,606)

Cash Flows from Financing Activities:
   Issued stock for cash                     0             0         17,224
                                   -----------     ---------    -----------
Net Cash Flows Used for Investing
Activities                                   0             0         17,224
                                   -----------     ---------    -----------

Net Increase (Decrease) in Cash         (2,150)         (227)         8,591

Beginning Cash Balance                  10,741           858              0
                                   -----------     ---------    -----------
Ending Cash Balance                $     8,591     $     631    $     8,591
                                   ===========     =========    ===========

Supplemental disclosure:

  Cash paid for interest           $         0     $       0    $         0

  Cash paid for income taxes       $         0     $       0    $         0

  Inventory/Assets contributed in  $    40,000     $       0    $    40,000

                      See accompanying notes

                           Zaldiva, Inc.
                   [A Development Stage Company]
              Notes to Condensed Financial Statements
                            March 31, 2002


     PRELIMINARY NOTE

     The accompanying condensed financial statements have been prepared without audit, pursuant to the rules and regulations of the Securities
     and Exchange Commission.   Certain information and disclosures normally
     included in financial statements prepared in accordance with U. S. generally accepted accounting principles have been condensed or omitted. These interim financial statements include all adjustments, which in the opinion of management, are necessary in order to make the financial statements not misleading. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10KSB for the year ended September 30, 2001.

                                 PART III

Item 1.  Index to Exhibits.
---------------------------

     The following exhibits are filed as a part of this Registration
Statement:


Exhibit
Number      Description*
------      ------------

3.1       Articles of Incorporation**

3.2       Amended Articles of Incorporation**

3.3       By-Laws**


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

          ** Previously filed as exhibits to the Company's registration statement on Form 10-SB.

                              SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ZALDIVA, INC.


Date:   6/20/2002                        By:   /s/ Robert B. Lees
        ---------                             ------------------------
                                              Robert B. Lees, Director
                                              and President


Date:   6/20/2002                        By:   /s/ John A. Palmer, Jr.
        ---------                             ------------------------
                                              John A. Palmer, Jr., Director,
                                              Secretary and Treasurer

                                    35